EXHIBIT 99.11

CONSENT OF KEVIN FRANCIS

This consent is provided in connection with the filing of the Annual Report on Form 40-F (the "Annual Report") of EMX Royalty Corporation (the "Company") with the United States Securities and Exchange Commission (the "SEC") and any amendments thereto, and any documents incorporated by reference therein (the "Annual Report").

I hereby consent to the use  and reference of my name, Kevin Francis, in the technical report entitled "NI 43-101 Technical Report - Timok Copper - Gold Project Royalty, Serbia" dated February 26, 2021 (the "Technical Report"), and the information derived from such report, in the Company's Annual Report, the AIF and the MD&A, each for the year ended December 31, 2020, and all other references to such information included or incorporated by reference in the Annual Report.  I also hereby consent to the incorporation by reference in the Company's Registration Statement on Form S-8 (No. 333-213709) of the references to my name included in the Annual Report as filed with the SEC.

Dated:  March 30, 2021

/s/ Kevin Francis,
Kevin Francis, SME Registered Member Mineral Resource Management LLC